[redacted]

14048717

*AP 3/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2014
WASH. D.C. 189

SEC FILE NUMBER
8-~~45367~~
8-45367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financorp Group International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 53rd Street, 25th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, German Guerrero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financorp Group International Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to and subscribed before me on this 25 day of February, 2014.

Signature of Notary Public

JESSICA VILLANUEVA
Notary Public State of New York
No. 01VI6208156
Qualified in Westchester County
Commission Expires June 22, 2017
Certificate filed in NY County

Notary Public

Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2013

BERDON

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Financorp Group International Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Financorp Group International Corporation (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Berdon LLP
CPAs and Advisors

IAPA A global association of independent accounting firms and groups - IAPA

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financorp Group International Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the schedules on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the schedules on pages 13 and 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the schedules on pages 13 and 14 is fairly stated in all material respects in relation to the financial statements as a whole.

Buder LLP

Certified Public Accountants

New York, New York
February 24, 2014

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 3,446,673
Receivable from broker	95,506
Furniture, equipment and leasehold improvements, net	159,015
Deferred tax asset	9,232
Other assets	115,649
TOTAL ASSETS	$ 3,826,075

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued liabilities	$ 74,736
TOTAL LIABILITIES	$ 74,736
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	2,601,339
TOTAL STOCKHOLDER'S EQUITY	$ 3,751,339
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,826,075

The accompanying notes to the financial statements are an integral part of this statement.

FINANCORP GROUP INTERNATIONAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services. The Company is a registered broker-dealer and is wholly owned by FC Holdings AB ("FC"), a Swedish company, owned entirely by Juan Lorenzo Mendoza, the chairman of the board of FC. Mr. Mendoza does not play an active role in the management of the Company.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States of America, many of which are affiliated through common ownership.

Property and equipment are stated at cost. Depreciation is provided for using the straight-line method over the estimated lives of the respective assets or the life of the related lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities, if any, at the date of the financial statements, and revenue and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid money market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

At December 31, 2013, the cash and cash equivalents were held in interest bearing accounts at Citibank of $19,510 and non-interest bearing accounts at Citibank of $2,374,108. The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts with National Financial Services of $1,053,055 to the extent of $500,000 (including up to $250,000 for cash). The Company's cash account at times exceeds amounts covered by insurance provided by the FDIC.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $3,467,053 which was $3,367,053 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .02 to1. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k) (2) (ii).

NOTE 4 - RECEIVABLE FROM BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2013, $95,506 is owed to the Company by the clearing broker.

NOTE 5 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2013, property and equipment were summarized as follows:

Leasehold Improvements	$365,013
Office furniture fixtures and equipment	112,008
	477,021
Less, accumulated depreciation	318,006
Furniture, equipment and leasehold improvements, net	$159,015

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease for office space beginning on May 1, 2008, as amended on November 21, 2012, and expiring on April 30, 2015. The following represents future minimum lease payments, including electric charges and operating escalations, required to be paid to the landlord under the non-cancelable portion of the lease:

Year Ending 12/31	Amount
2014	$157,702
2015	53,408
	$211,110

NOTE 7 - INCOME TAXES

In accordance with GAAP, deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred taxes relate primarily to unrealized losses and the difference between book and tax depreciation. The income tax expense of $255,841 represents a current federal and local income tax expense of $297,673 (net of prior year refunds of $23,327) on the

NOTE 7 - INCOME TAXES (continued)

current year's ordinary income and a deferred tax benefit of $41,832. Current year's capital gains have been offset by capital loss carryovers in full. A valuation allowance of $145,000 has been provided on deferred tax assets attributable to the remaining capital loss carryovers. The net deferred tax asset as illustrated on the statement of financial condition is $9,232 as of December 31, 2013, and consists of the following:

Component:	Amount
Organization costs	$20,000
Deferred rent	2,000
Additional depreciation for tax	(12,768)
Net deferred tax asset	$9,232

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal, state and city income tax returns for the years after 2009 remain subject to examination by the taxing authorities. The Company reports interest and penalties resulting from tax examination adjustments as income tax expense or benefit.

NOTE 8 - PROFIT SHARING PLAN

The Company adopted a defined contribution profit sharing plan ("Plan") in July 2007 which covers all employees who are at least 21 years old. The Plan is a Simplified Employee Pension. The Plan does not include employees covered under a collective bargaining agreement and employees whose total compensation during the year is less than $450. The amount of the annual profit sharing contribution, if any, is determined by the Board of Directors of the Company. The Board of Directors decided not to contribute to the Plan for the year 2013.

NOTE 9 - MARKETABLE SECURITIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded "net" on the statement of financial condition.

Financial instruments are recorded at fair value in accordance with GAAP. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability, and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company purchased and sold securities which fell into the Level 1 hierarchy throughout the year. At December 31, 2013, the Company did not hold any marketable securities.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2013 through February 24, 2014, the date that the financial statements were available to be issued.